AMERICAN MEDIA SYSTEMS CO.
5190 Neil Road, Suite 430,
Reno, NV 89502

June 26, 2007

United States
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mr. John Stickel

	RE:	American Media Systems Co.
Form SB-2 Registration Statement
Registration No. 333-143464

Dear Mr. Stickel:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, American Media Systems Co. (the "Company") requests acceleration of the effective date of its Form SB-2 Registration Statement to Thursday July 5, 2007, at 2:00 p.m., E.D.T., or as soon thereafter as practicable.

  The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

  The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

  The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	American Media Systems Co.
Form SB-2 Registration Statement
Registration No. 333-143464

June 26, 2007

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

Yours truly,

American Media Systems Co.

BY:	/s/ ALEXANDER VESAK
Alexander Vesak
President, Secretary, and Principal Financial Officer, Principal Accounting Officer, and a member of the Board of Directors.

cc: Conrad C. Lysiak